Digital Network Alliance, Inc.
Room 1301, 13/F
Jubilee Centre
18 Fenwick Street
Wanchai, Hong Kong

June 4, 2007

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

RE: Digital Network Alliance International, Inc.
Form SB-2
Request for Withdrawal of Registration Statement
Commission File No 333-122384

Ladies and Gentlemen;

Digital Network Alliance International, Inc. (the "Company") requests the immediate withdrawal of the Form SB-2 and Forms SB-2/A filed by the Company between the dates of January 28, 2005 and February 13, 2007. The registration statement has not yet been declared effective. The request for withdrawal is being filed because the Company is now pursuing a different method of financing.

This request for withdrawal is made pursuant to Rule 477, and in conjunction with the filing of this request, we hereby confirm that no securities were sold in the offering.

Should you have any questions or comments with respect to the above request, please contact the undersigned. Thank you for your attention to this matter.

Sincerely Yours,

Chan Chi Fai, CEO
852-3104-9012